

GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642





December 1, 2006

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of November, 2006, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**News Releases**	
(a)	General Minerals Corporation Files September 30, 2006 Quarterly Report	November 14, 2006
2.	**Financial Statements, MD&A, and Annual Information Form**	
(a)	Interim Financial Statements for the period ended September 30, 2006	November 14, 2006
(b)	Management Discussion and Analysis for the period ended September 30, 2006	November 14, 2006
(c)	Certificate of dissemination to shareholders for period ended September 30, 2006	November 15, 2006
3	**Filings with the Toronto Stock Exchange**	
(a)	All news releases referred to under Item 1	
(b)	All financial statements and MD&A referred to under Item 2	



General Minerals Corporation Files September 30, 2006 Quarterly Report

November 14, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

FOR IMMEDIATE RELEASE: 06-19

General Minerals Corporation (the "Company") reports that it has released its unaudited financial statements for the third quarter ended September 30, 2006 and that these financial statements and the related management's discussion and analysis of financial position and results of operations ("MD&A") are available for viewing on SEDAR at www.sedar.com.

The Company continues to be in a strong financial position with cash of $6.7 million and portfolio investments of $0.8 million.

For further information, please contact:
William Filtness
Chief Financial Officer
Tel: (604) 684-0693
Fax: (604) 684-0642

12g3-2(b): 82-34810

RECEIVED

2006 DEC -5 P 2:39

OFFICE OF INTERNATIONAL
CORPORATE FINANCE


GENERAL MINERALS
CORPORATION
GMC

General Minerals Corporation

3rd Quarter Ended September 30, 2006

(Unaudited)

General Minerals Corporation

Consolidated Balance Sheets
As at September 30, 2006

(Unaudited - expressed in Canadian dollars)

	September 30, 2006 $	December 31, 2005 $
Assets		
Current assets		
Cash and cash equivalents	6,745,831	8,406,907
Prepaids and other	66,995	64,598
Investments (note 2)	164,850	164,850
	6,977,676	8,636,355
Mining properties and equipment		
Mining claims and deferred exploration (note 3)	2,880,355	2,196,986
Reclamation deposit	19,292	18,925
Equipment (note 4)	92,971	113,517
	2,992,618	2,329,428
Goodwill	234,800	234,800
	10,205,094	11,200,583
Liabilities		
Current liabilities		
Accounts payable	107,111	230,253
Minority interest	75,247	131,545
	182,358	361,798
Shareholders' Equity		
Capital stock (note 5)		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding		
9,335,077 common shares	61,326,812	61,242,312
Fair value of options and warrants	879,306	842,351
Deficit	(52,183,382)	(51,245,878)
	10,022,736	10,838,785
	10,205,094	11,200,583

Subsequent Event (Note 9)

On Behalf of the Board



Michael Winn – Director



Terrence A. Lyons - Director

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Operations and Deficit

For the nine months ended September 30, 2006

(Unaudited - expressed in Canadian dollars)

	Three Month Period Ended September 30, 2006	Three Month Period Ended September 30, 2005	**Nine Month Period Ended September 30, 2006**	Nine Month Period Ended September 30, 2005
	$	$	**$**	$
General and administrative expenses				
Consulting fees	**13,280**	(2,301)	**53,864**	5,621
Directors' fees	**13,500**	12,500	**48,000**	50,500
Filing fees and transfer agent	**4,823**	12,020	**42,448**	34,761
Office and miscellaneous	**34,444**	39,091	**129,275**	179,291
Professional fees	**81,094**	35,503	**237,950**	271,936
Shareholder information	**10,873**	18,421	**70,373**	133,713
Stock-based compensation expense	**-**	22,173	**36,955**	170,427
Travel and promotion	**6,143**	2,669	**11,317**	27,902
Wages and benefits	**74,909**	65,624	**208,292**	183,819
	(239,066)	(205,700)	**(838,474)**	(1,057,970)
Other income and (expenses)				
Depreciation and amortization	**(7,637)**	(8,713)	**(23,307)**	(20,770)
Foreign exchange gain (loss)	**1,808**	(273,299)	**(145,844)**	(247,653)
Loss (gain) on disposal of investments	**-**	(229,375)	**-**	406,821
Interest and other income	**77,244**	57,488	**226,616**	149,294
Minority interest	**16,541**	24,455	**56,298**	53,474
Reconnaissance and general exploration	**(90,805)**	(201,844)	**(212,793)**	(594,191)
Writedown of investments	**-**	-	**-**	(1,480,000)
Net loss for the period	**(241,915)**	(836,988)	**(937,504)**	(2,790,995)
Deficit – beginning of period	**(51,941,467)**	(49,725,326)	**(51,245,878)**	(47,771,319)
Deficit – end of period	**(52,183,382)**	(50,562,314)	**(52,183,382)**	(50,562,314)
Basic and diluted loss per share	**(0.03)**	(0.09)	**(0.10)**	(0.31)
Weighted average shares outstanding	**9,335,077**	9,262,577	**9,313,648**	9,055,452

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Cash Flows
For the nine months ended September 30, 2006

(Unaudited - expressed in Canadian dollars)

	Three Month Period Ended September 30, 2006	Three Month Period Ended September 30, 2005	**Nine Month Period Ended September 30, 2006**	Nine Month Period Ended September 30, 2005
	$	$	**$**	$
Cash flows from operating activities				
Net loss for the period	**(241,915)**	(836,988)	**(937,504)**	(2,790,995)
Items not affecting cash				
Depreciation and amortization	**7,637**	8,713	**23,307**	20,770
Loss (gain) on disposal of investments	**-**	229,375	**-**	(406,821)
Minority interest	**(16,541)**	(24,455)	**(56,298)**	(53,474)
Stock-based compensation expense	**-**	22,173	**36,955**	170,427
Writedown of investments	**-**	-	**-**	1,480,000
	(250,819)	(601,182)	**(933,540)**	(1,580,093)
Changes in non-cash operating working capital				
Decrease (increase) in prepaids and other	**41,208**	3,450	**(2,397)**	14,295
Increase (decrease) in payables	**20,780**	(54,419)	**(123,142)**	(41,133)
	(188,831)	(652,151)	**(1,059,079)**	(1,606,931)
Cash flows from investing activities				
Expenditures for mining properties and equipment	**(335,952)**	(103,393)	**(743,648)**	(688,034)
Option payments received for mining claims	**-**	12,467	**57,518**	117,652
Purchase of investments	**-**	-	**-**	(1,600,000)
Proceeds on disposal of investments	**-**	1,138,775	**-**	5,986,771
Reclamation deposits	**-**	-	**(367)**	-
	(335,952)	1,047,849	**(686,497)**	3,816,389
Cash flows from financing activities				
Proceeds from issue of capital stock	**-**	-	**84,500**	500,500
	-	-	**84,500**	500,500
Change in cash and cash equivalents	**(524,783)**	395,698	**(1,661,076)**	2,709,958
Cash and cash equivalents - beginning of period	**7,270,614**	8,231,755	**8,406,907**	5,917,495
Cash and cash equivalents – end of period	**6,745,831**	8,627,453	**6,745,831**	8,627,453

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Schedule of Deferred Exploration Expenditures
For the nine months ended September 30, 2006

(Unaudited - expressed in Canadian dollars)

	U.S. Properties	Bolivia Properties	Chile Properties	Mongolia Properties	Mexico Properties	Total
	$	$	$	$	$	$
Balance at December 31, 2005	1,346,836	438,269	180,407	58,522	172,952	2,196,986
Land payments	96,992	80,821	149	233	28,128	206,323
Laboratory	6,096	26,664	-	-	10,293	43,053
Field supplies	2,033	3,433	-	-	1,985	7,451
Consulting and supervision	22,435	49,780	8,106	-	9,643	89,964
Maps and reproduction	294	178	-	-	71	543
Geological consulting	90,849	116,612	5,225	1,954	56,392	271,032
Geophysical	30,109	-	-	-	16,214	46,323
Travel and accommodation	29,142	28,643	-	1,415	16,998	76,198
	277,950	306,131	13,480	3,602	139,724	740,887
Less: Option payment received	(57,518)	-	-	-	-	(57,518)
	220,432	306,131	13,480	3,602	139,724	683,369
Balance at September 30, 2006	1,567,268	744,400	193,887	62,124	312,676	2,880,355

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2006

(Unaudited - expressed in Canadian dollars)

For a complete description of the accounting policies and disclosures of General Minerals Corporation (the Company), please refer to the 2005 audited consolidated financial statements. These audited consolidated financial statements and the notes thereto are available from the Company's web site at http://www.generalminerals.com. Upon request to the Company, one copy of the Company's 2005 Annual Report will be provided.

1. Significant Accounting Policies

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual consolidated financial statements for the year ended December 31, 2005. They do not include all the disclosures required by generally accepted accounting principles, and should be read in conjunction with the most recent annual financial statements of the Company.

2. Investments

	September 30, 2006	December 31, 2005
392,500 common shares of Esperanza Silver Corporation Corporation (market value $785,000 (2005 - $333,625))	$164,850	$164,850

3. Mining Claims and Deferred Exploration

	September 30, 2006	December 31, 2005
Bluebird, U.S.	$159,701	$60,213
Cerro Negro, Mexico	121,826	56,316
Dragoon, U.S. d)	214,991	212,560
Escalones, Chile a)	193,887	180,407
Gold Coin, U.S.	287,207	273,922
Gold Lake, U.S.	356,843	180,477
Laurani, Bolivia	411,087	227,416
Malku Khota, Bolivia c)	332,780	210,320
Markham Wash, U.S. b)	358,694	378,590
Monitor, U.S. e)	178,527	229,864
Other *	264,812	186,901
	$2,880,355	$2,196,986

* These expenditures are in respect of several mineral properties located in the United States, Mongolia and Mexico.

(Unaudited - expressed in Canadian dollars)

a) The Company has entered into a letter agreement with Minera Aurex (Chile) Limitada (Aurex), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property, Chile.

To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex must expend a minimum of US$500,000 per year and pay the Company US$10,000 (paid in 2005) plus US$250,000 in five equal annual instalments (US$50,000 paid in 2005) to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to earn an initial 12% interest (for an aggregate 72% interest) by completing a feasibility study within seven years.

By letter agreement dated December 27, 2005, the Company agreed to defer the first year US$500,000 exploration expenditure requirement and the June 1, 2006 US$50,000 option payment until June 1, 2010.

b) The Company has entered into an option agreement with Teck Cominco American Incorporated (TCAI), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash copper property located in Graham County, Arizona.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,500,000 on the Markham Wash property within five years of February 27, 2006, of which US$250,000 is a guaranteed commitment in the first year. TCAI has reimbursed the Company US$27,920 in land holding costs as part of its first year expenditure obligation. Following its exercise of the option to earn an initial 51% interest, TCAI may elect to earn an addition 9% interest by expending US$4,000,000 on the property over two years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by funding a feasibility study.

c) During the period, the Company announced the termination of its agreement with Apex Silver Mines Ltd. and its wholly owned subsidiary SILEX Bolivia S.A. (SILEX) on the Malku Khota property. After completing an initial drill program and resampling an existing tunnel, SILEX elected to not proceed with the project. Management believes that the Malku Khota property has the potential to contain a very large volume of low to modest grade silver mineralization and intends to conduct further exploration on the property.

d) During the period, the Company announced the termination of its agreement with BHP Billiton on the Dragoon property. After completing an initial drill program consisting of three diamond drill holes on the property, BHP Billiton elected to not proceed with the project. Management of the Company is reviewing the exploration results to determine the next phase of work.

e) The Company has entered into an agreement with TCAI whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona.

Subsequent to September 30, 2006, the agreement with TCAI was terminated. See note 9.

(Unaudited - expressed in Canadian dollars)

4. Equipment

	September 30, 2006			Dec. 31, 2005
	Cost	Accumulated amortization	Net book value	Net book value
Equipment	$37,024	$21,143	$15,881	$15,886
Computer hardware	79,676	64,312	15,364	23,799
Computer software	3,366	3,215	151	549
Vehicles	84,943	23,368	61,575	73,283
	$205,009	$112,038	$92,971	$113,517

5. Capital Stock

	Number of Common Shares	Amount
Balance, December 31, 2005	9,285,077	$61,242,312
Issuance of common shares on exercise of warrants	50,000	84,500
Balance, September 30, 2006	9,335,077	$61,326,812

Stock options

During the period, the Company did not grant any stock options under the terms of its Stock Option Plan ("Plan"). The schedule of stock option activity under the Plan is as follows:

	Number of shares	Weighted average exercise price $
Balance, December 31, 2005	899,500	1.69
Options expired	(4,000)	2.10
Balance, September 30, 2006	895,500	1.69

The following table summarizes information about stock options outstanding as at Sept. 30, 2006.

	Options outstanding and exercisable		
Range of exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $
0.85 to 2.20	818,500	2.7	1.38
4.70 to 5.00	77,000	4.2	4.97
	895,500	2.8	1.69

(Unaudited - expressed in Canadian dollars)

During the nine months ended September 30, 2006, the Company recorded $36,955 (2005 - $170,427) in stock-based compensation expense in respect of the vesting of stock options that were granted in 2005.

Share warrants

The schedule of warrant activity during the period is as follows:

	Number of shares	Weighted average exercise price $
Balance, December 31, 2005	4,068,000	2.70
Warrants exercised	(50,000)	1.69
Balance, September 30, 2006	4,018,000	2.80

The following table summarizes information about warrants outstanding and exercisable at September 30, 2006.

Warrants	Exercise Price	Expiry
2,000,000	$3.75	December 11, 2006 *
2,018,000	$1.86 to $2.05	June 25, 2008 *
4,018,000		

* subject to acceleration of the expiry date under certain conditions.

6. Related Party Transactions

a) During the nine months ended September 30, 2006, included in professional fees were legal fees totalling $99,177 (2005 - $73,219) which were charged by a legal firm in which a director of the Company is a partner.

b) During the nine months ended September 30, 2006, consulting fees totalling $139,270 (2005 - $107,460) were charged by officers of the Company. Of this amount, $38,709 (2005 - $72,525) was charged to loss for the period and $100,561 (2005 - $34,935) was deferred and included in property costs. As at September 30, 2006, an amount of $8,965 (December 31, 2005 - $11,438) was included in prepaid advances.

c) Included in accounts payable as at September 30, 2006 was $32,390 (December 31, 2005 - $39,959) payable to related parties.

d) Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

(Unaudited - expressed in Canadian dollars)

7. Segment Information

The Company's operations are limited to a single industry segment, being mineral exploration and development. Geographic segmented information as at September 30, 2006 and December 31, 2005 includes:

Identifiable Assets	September 30, 2006	December 31, 2005
Canada	$6,836,921	$8,307,998
United States	1,688,219	1,495,824
Bolivia	788,889	488,342
Chile	239,142	275,592
Caribbean	244,852	350,160
Mexico	337,040	191,209
Other	70,031	91,458
Total Assets	$10,205,094	$11,200,583

8. Commitment

The Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

year ending December 31, 2006	$4,700
year ending December 31, 2007	$6,200

9. Subsequent Event

Subsequent to September 30, 2006, the Company announced the termination of its agreement with TCAI on the Monitor copper-silver property located in southern Arizona. After completing a six-hole, 1,160 metre diamond drill program on the property, TCAI elected to not proceed with the project. Management will review the Monitor information when it is received from TCAI. The Company believes that the property has untested potential for porphyry copper mineralization and intends to show the property to other prospective joint venture partners.


GENERAL MINERALS
GMC
CORPORATION

General Minerals Corporation
880-580 Hornby Street
Vancouver, B.C. V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: generalminerals.com

General Minerals Corporation

Management's Discussion and Analysis of Financial Position and Results of Operations

The following information, prepared as of November 3, 2006, should be read in conjunction with the unaudited consolidated financial statements of General Minerals Corporation for the third quarter ended September 30, 2006, as well as the audited consolidated financial statements for the year ended December 31, 2005 and the related management's discussion and analysis (the "Annual MD&A") contained in the 2005 Annual Report. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans", "intends", "anticipates", "should", "estimates", "expects", "believes", "indicates", "suggests" and similar expressions.

This MD&A and in particular the "Outlook" section, contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Information concerning the interpretation of drill results may also be considered a forward-looking statement, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

It is important to note that:

- Unless otherwise indicated, forward-looking statements in this MD&A describe the Company's expectations as of November 3, 2006.
- Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.
- The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

The material assumptions that were applied in making the forward looking statements in this MD&A include: execution of the Company's existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company or its joint venture partners or if new information arises which makes it prudent to change such plans or programs; the accuracy of current interpretation of drill and other exploration results; and the ability of the Company to spin off its South American assets into a new publicly traded company.

For a description of material factors that could cause the Company's actual results to differ materially from the forward-looking statements in this MD&A, please see "Risks and Uncertainties".

General

The Company has carried out reconnaissance in North and South America and has identified and acquired a number of mineral properties. Two of these properties are currently under option to partners who will fund further exploration and add their expertise to the projects.

During the quarter, the Company announced that it is proceeding with a plan to spin off its South American assets to a new corporation. The plan calls for this new silver focused company to eventually become a publicly traded company. The principal assets of the new company would be the Malku Khota silver project and the Laurani silver gold-copper project in Bolivia; and the Escalones copper-gold project in Chile.

During the quarter, the Company announced that it is continuing its exploration of the Malku Khota property. Most recently, the Company has assayed a number of previously reported sections of drill core for indium and gallium. The results of the newest assays indicate that parts of the silver mineralized system are also anomalous in indium and gallium. Results of this program were published in the Company's News Release dated September 19, 2006.

The Company recently announced that it has signed an option agreement on the Canasta Dorada gold property located near Caborca, Sonora, Mexico. Assays from surface sampling of the exposed rocks include a series of vertical samples along a 34.8 metre long bench in the old-mine cut that average 1.00 gpt gold and at another location, 20.1metres in 6 continuous chip samples averaged 2.94 gpt gold. Initial sampling results were reported in the Company's News Release dated October 11, 2006. The Company believes that there is good potential for the mineralization in the sampled area to be more extensive both laterally and vertically.

The Company has also announced that Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, is terminating its agreement on the Monitor copper-silver property located in southern Arizona. TCAI completed a program that included geological mapping, sampling, a geophysical survey, and 1,160 metres of diamond drilling. Management will review the Monitor information when it is received from TCAI. The Company believes that the property has untested potential for porphyry copper mineralization.

Results of Operations

Nine month results

During the nine months ended September 30, 2006, the Company reported a loss of $937,504 ($0.10 per share) compared to a loss of $2,790,995 ($0.31 per share) reported in the nine months ended September 30, 2005. The 2005 comparative loss included a non-cash writedown of $1,480,000 in respect of the carrying value of certain of the Company's investments; and an offsetting gain of $406,821 realized on the disposal of certain investments.

General and administrative expenses decreased from $1,057,970 to $838,474. This amount includes stock-based compensation expense representing non-cash charges incurred in connection with the granting of stock options which decreased from $170,427 to $36,955. The fair value of all stock options granted is recorded as a charge to operations over the vesting period.

Shareholder information expense decreased from $133,713 to $70,373 as the Company reduced annual report and other printing costs. In addition the comparative expense included costs associated with visits to a number of brokers and potential investors in Toronto and Vancouver. Other discretionary expenses have been reduced, including office expense which decreased from $179,291 to $129,275; and travel and promotion which decreased from $27,902 to $11,317. There was also a decrease in professional fees incurred in respect of accounting, legal and tax services from $271,936 to $237,950.

Wages and benefits were $208,292 in 2006 and $183,819 in 2005. The 2006 general and administrative expense also includes charges incurred in Mexico in connection with the new subsidiary set up in late 2005. These Mexican charges impacted consulting expense which increased to $53,684 from $5,621.

Other items incurred during the period include reconnaissance and general exploration expenditures of $212,793 (2005 - $594,191). During late 2005, the Company decided to reduce the amount of reconnaissance for new properties, instead concentrating its efforts on its existing portfolio of properties. The 2006 charge includes $77,119 incurred in the United States, $46,720 incurred in Mongolia, $29,050 incurred in Afghanistan, and $28,193 incurred in South America.

The 2006 operating results include a foreign exchange loss of $145,844 (2005 - $247,653) which resulted from the strengthening of the Canadian dollar during the period in relation to U.S. dollar-denominated cash and cash equivalents. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could affect the Company's results in either a positive or negative direction.

Expenses were offset by $226,616 (2005 - $149,294) in interest income earned on the Company's short-term investments.

Three month results

During the third quarter ended September 30, 2006, the Company reported a net loss of $241,915 ($0.03 per share) compared to a loss of $836,988 ($0.09 per share) reported in the quarter ended September 30, 2005. The 2005 comparative loss included a loss of $229,375 on the disposal of investments; and a foreign exchange loss amounting to $273,299 related to the translation of U.S. dollar-denominated cash and short term investments.

General and administrative expense for the quarter increased to $239,066 from $205,700 incurred in the comparative quarter. The 2006 amount includes professional fees of $81,094 (2005 - $35,503), including costs associated with the plan to spin off the Company's South American assets to a new corporation.

Reconnaissance expense was reduced during the current quarter to $90,805 compared to $201,844 incurred in the third quarter of 2005. Expenses were offset by $77,244 (2005 - $57,488) in interest income earned on the Company's short-term investments.

Capital Expenditures

Total exploration spending for the nine-month period increased to $740,887 from $577,532 incurred in 2005. The 2006 deferred expenditures included $206,323 in land payments as well as costs associated with preliminary exploration programs. Costs incurred on the various U.S. properties totalled $277,950, of which $176,366 was incurred at Gold Lake. A total of $306,131 was incurred in Bolivia, including $183,671 incurred at Laurani and $122,460 incurred at Malku Khota. A further $139,724 was incurred in Mexico.

During the period the Company successfully optioned its Markham Wash property, and received a further option payment of $57,518 (US$50,000) in respect of the Monitor option agreement. In the comparative period in 2005, the Company received cash option payments aggregating $117,652.

During the comparative period in 2005, the Company exercised 500,000 warrants of Lumina Copper Corporation (Lumina) at a cost of $1.6 million and disposed of all of its remaining investment in Lumina being 720,400 shares for proceeds of $4.8 million. The Company also disposed of 3,257,500 shares of Esperanza Silver Corporation (Esperanza) for proceeds of $1.1 million.

Financing Activities

During the period, the Company received $84,500 from the exercise of 50,000 share purchase warrants at $1.69 per share. During the comparative nine months ended September 30, 2005, the Company received $500,500 from the exercise of 325,000 share purchase warrants at $1.54 per share.

Summary of Quarterly Results (unaudited)

Three months ended	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004
Total Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Deferred exploration expenditures	$333,821	$178,917	$228,149	$390,407	$199,719	202,123	$175,690	$310,912
Net (loss) earnings	($241,915)	($402,162)	($293,427)	($683,564)	($836,988)	($2,138,306)	$184,299	($345,253)
Net (loss) earnings per share (Basic and diluted) (1)	($0.03)	($0.04)	($0.03)	($0.07)	($0.09)	($0.24)	$0.02	($0.04)

(1) The basic and diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The net loss for the quarter ended June 30, 2006 included a foreign exchange loss of $154,486 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended December 31, 2005 included a writedown of the carrying value of the Company's mineral properties amounting to $441,391. The net loss for the quarter ended September 30, 2005 included a $229,375 loss on the disposal of shares of Esperanza; and a foreign exchange loss of $273,299 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended June 30, 2005 included a writedown of the Company's investment in Esperanza amounting to $1,480,000; and a non-cash charge of $148,254 for stock-based compensation expense. The net earnings for the quarter ended March 31, 2005 included a $636,196 gain on the disposal of the Company's investment in Lumina. The loss for the quarter ended December 31, 2004 was offset by a gain of $251,727 recognized on the disposal of a portion of the Company's investment in Lumina.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the nine months ended September 30, 2006 resulted in a net cash outflow of $1,661,076, including $524,783 incurred during the third quarter. As at September 30, 2006, the Company is in a strong financial position with cash and working capital of $6.7 million (December 31, 2005 - $8.4 million). The Company also holds an investment which as at September 30, 2006 had a quoted value of $0.8 million (December 31, 2005 - $0.3 million).

The Company is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is adequate to allow the Company to meet its obligations and to fund planned exploration for at least the next year.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligation as at September 30, 2006:

Contractual Obligations	*Payments Due by Period*		
	Total	*Less than 1 year*	*1 – 3 years*
Lease agreement for office premises in Denver, USA	$10,900	$10,900	-

Transactions with Related Parties

The Company entered into the following transactions with related parties during the period. Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

During the nine months ended September 30, 2006, included in professional fees were legal fees totalling $99,177 (2005 - $73,219) which were charged by a legal firm in which a director of the Company is a partner.

During the nine months ended September 30, 2006, consulting fees totalling $139,270 (2005 - $107,460) were charged by officers of the Company. Of this amount, $38,709 (2005 - $72,525) was charged to loss for the period and $100,561 (2005 - $34,935) was deferred and included in property costs. As at September 30, 2006, an amount of $8,965 (December 31, 2005 - $11,438) was included in prepaid advances.

Included in accounts payable as at September 30, 2006 was $32,390 (December 31, 2005 - $39,959) payable to related parties.

Critical Accounting Estimates

The Company's critical accounting estimates are as described in the Annual MD&A. The accounting estimates considered to be significant to the Company include the carrying values of mining claims and deferred exploration and of goodwill, and the computation of stock-based compensation expense.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. No writedown was taken during the current quarter. Capitalized costs in respect of the Company's mining claims amounted to $2,880,355 as at September 30, 2006. In the event that the properties are abandoned, lost, or determined to be impaired, these costs may not be recoverable and there is a risk that all or part of these costs may be written down in future quarters.

During 2004, the Company recognized goodwill of $234,800 in respect of the agreements to acquire 51% interests in Afghan Minerals Inc. (AMI) and Foundation Resources Ltd. Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively. AMI has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects. Foundation has set up a subsidiary in Mongolia and acquired three early stage properties. Management reviews the carrying value attributed to the goodwill on a quarterly basis and completes a comprehensive assessment

at least annually, and no writedown has been taken. There is a risk however that the goodwill attributed to these investments could be written down in a future quarter.

The Company uses the fair-value method of accounting for stock-based compensation related to incentive stock options granted, modified or settled. Under this method, compensation cost attributable to all incentive stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. In determining the fair value, the Company makes estimates of the expected volatility of the stock as well as an estimated discount rate. Changes to these estimates could result in the fair value of the stock-based compensation being less than or greater than the amount recorded. During the nine-month period, the Company recorded stock-based compensation expense of $36,955 arising from stock options granted in the prior year.

Recent Accounting Pronouncements

There are no recent accounting pronouncements impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Changes in Accounting Policies including Initial Adoption

There are no new accounting policies impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months from the acquisition date.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Mexico, Bolivia, and Chile. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:
Common shares, no par value, unlimited shares

Issued and outstanding:
9,335,077 common shares as at November 3, 2006.

Outstanding options, warrants, and convertible securities as at November 3, 2006:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,000,000	$3.75	December 11, 2006 *
Share purchase warrants	2,018,000	$1.86 to $2.05	June 25, 2008 *
Stock options	77,000	$0.85	February 12, 2007
Stock options	102,500	$1.25	May 30, 2008
Stock options	409,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	220,000	$1.75	June 9, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* subject to acceleration of the expiry date under certain conditions.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favourable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors as detailed in the Annual MD&A.

Outlook

The Company is currently in a strong financial position with working capital as at September 30, 2006 of $6.7 million, and portfolio investments with a quoted value of $0.8 million. The Company has acquired a number of properties of which two are currently under option to partners. The present exploration focus is on upgrading existing properties and seeking joint venture partners. The Company is also proceeding with a plan to spin off its South American assets to a new corporation which would then be taken public.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.generalminerals.com.



November 14, 2006

ddoran@generalminerals.com
mko@malaspinaconsultants.com

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Saskatchewan Financial Services Commission, Securities Division
Office of the Administrator of the Securities Act, New Brunswick
British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on November 14, 2006:

X Interim Report for the Nine Months Ended September 30, 2006

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\CM_GeneralMineralsInterim